SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Northwestern Mutual Variable Life Account II

Address of Principal Business Office:	720 East Wisconsin Avenue Milwaukee, Wisconsin 53202

Telephone Number:	(414) 271-1444

Name and Address of Agent for Service of Process:	Robert J. Berdan Vice President, General Counsel and Secretary The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, Wisconsin 53202

Copies to:	Terry R. Young Assistant General Counsel The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 665-2092

Check Appropriate Box:	Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A Yes ☐ No ☒

Item 1. Exact name of registrant.	Northwestern Mutual Variable Life Account II

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.	Registrant was organized under the laws of the State of Wisconsin on March 22, 2006.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).	Registrant is organized as a separate account of The Northwestern Mutual Life Insurance Company.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).	Registrant is organized as a unit investment trust.

Item 5. If a registrant is a management company:

(a)       state whether registrant is a “closed-end” company or an “open-end” company;

(b)      state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Not Applicable.

Item 6. Name and address of each investment adviser of registrant.	Not Applicable.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.	Not Applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

(b)	state the name and address of each officer and director of each sponsor of registrant;

The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company, without regard to their activities relating to variable annuity contracts or their authority to act or their status as “officers” as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES – As of June 1, 2006

Name	Business Address
Edward E. Barr	2050 Center Avenue Suite 567 Fort Lee, NJ 07024

John M. Bremer	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

Peter W. Bruce	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

Robert C. Buchanan	Fox Valley Corporation 100 West Lawrence Street (54911) P.O. Box 727 Appleton, WI (54912-0727)

George A. Dickerman	68 Normandy Road Longmeadow, MA 01106-1259

David J. Drury	Poblocki & Sons, LLC 922 South 70th Street Milwaukee, WI 53214

Connie K. Duckworth	ARZU 77 Stone Gate Lane Lake Forest, IL 60045

David A. Erne	Reinhart Boener Van Deuren, sc 1000 North Water Street Suite 2100 Milwaukee, WI 53202

James P. Hackett	Steelcase, Inc. 901 – 44th Street Grand Rapids, MI 49508

Hans Helmerich	Helmerich & Payne, Inc. 1437 South Boulder Tulsa, OK 74119

Stephen F. Keller	101 South Las Palmas Avenue Los Angeles, CA 90004

Barbara A. King	Landscape Structures, Inc. Route 3 601-7th Street South Delano, MN 55328

Margery Kraus	APCO Worldwide 700 12th Street, NW, Suite 800 Washington, DC 20005

J. Thomas Lewis	228 St. Charles Avenue Suite 1024 New Orleans, LA 70130

Ulice Payne, Jr.	Addison-Clifton, L.L.C. 13555 Bishop’s Court Suite 245 Brookfield, WI 53005

H. Mason Sizemore, Jr.	2054 N.W. Blue Ridge Drive Seattle, WA 98177

Peter M. Sommerhauser	Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590

John E. Steuri	52 River Ridge Road Little Rock, AR 72227-1518

John J. Stollenwerk	Allen-Edmonds Shoe Corporation 201 East Seven Hills Road P.O. Box 998 Port Washington, WI 53074-0998

Barry L. Williams	Williams Pacific Ventures, Inc. 4 Embarcadero Center, Suite 3700 San Francisco, CA 94111

Kathryn D. Wriston	c/o Shearman & Sterling 599 Lexington Avenue, Room 1064 New York, NY 10022

Edward J. Zore	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

EXECUTIVE OFFICERS – As of June 1, 2006

Name	Title
Edward J. Zore	President and Chief Executive Officer
John M. Bremer	Chief Operating Officer (Chief Compliance Officer)
Peter W. Bruce	Chief Insurance Officer
William H. Beckley	Executive Vice President (Agencies)
Gary A. Poliner	Executive Vice President & Chief Financial Officer
Mason G. Ross	Executive Vice President & Chief Investment Officer
John E. Schlifske	Executive Vice President (Investment Products & Services and Affiliates)
Mark G. Doll	Senior Vice President (Public Markets)
Christine H. Fiasca	Senior Vice President (Agency Services)
Richard L. Hall	Senior Vice President (Life Product)
William C. Koenig	Senior Vice President & Chief Actuary
Jean M. Maier	Senior Vice President (Insurance Operations)
Meridee J. Maynard	Senior Vice President (Life Product)
Gregory C. Oberland	Senior Vice President & Chief Information Officer

Marcia Rimai	Senior Vice President (Business Integration Services)
Charles D. Robinson	Senior Vice President (IPS Strategy)
Robert J. Berdan	Vice President, General Counsel & Secretary
Michael G. Carter	Vice President (Field Compensation & Planning)
Steven T. Catlett	Vice President (Corporate Services)
Eric P. Christophersen	Vice President (Compliance/Best Practices)
David D. Clark	Vice President (Real Estate)
Gloster B. Current	Vice President (Policyowner Services)
John M. Grogan	Vice President (Disability Income)
John C. Kelly	Vice President & Controller
John L. Kordsmeier	Vice President (New Business)
Susan A. Lueger	Vice President (Human Resources)
Jeffrey J. Lueken	Vice President (Securities)
Raymond J. Manista	Vice President (Corporate Planning)
David W. Simbro	Vice President (Long Term Care)
Brenda F. Skelton	Vice President (Communications)
Calvin R. Schmidt	Vice President (Investment Product Operations)
Todd M. Schoon	Vice President (Agencies)
J. Edward Tippetts	Vice President (Wealth Management)
Donald G. Tyler	Vice President (IPS Products & Sales)
Martha M. Valerio	Vice President (Information Systems)
Michael L. Youngman	Vice President (Government Relations)

OTHER OFFICERS – As of December 1, 2005

Name	Title
John Abbott	Director-Field Benefit Consultants
Carl Amick	VP-Risk Management Operations
Jason Anderson	Assistant Director Tax
Mark Backe	Asst. General Counsel & Asst. Secretary
Rebekah Barsch	Vice President Investment Product Lines
Blaise Beaulier	Director of Project Portfolio Management
Beth M. Berger	Asst. General Counsel & Asst. Secretary
Frederick W. Bessette	Asst. General Counsel & Asst. Secretary
Maryann Bialo	Asst. Director DI Benefit
Carrie Bleck	Director Policyowner Services
Melissa Bleidorn	Asst. General Counsel & Asst. Secretary
Sandra Botcher	Asst. General Counsel & Asst. Secretary
Anne Brower	Asst. General Counsel & Asst. Secretary
Michael S. Bula	Asst. General Counsel & Asst. Secretary
Gwen Canady	Director Corporate Reporting
Kurt Carbon	Director Life Lay Standards
Susan A. Cerbins	Asst. General Counsel & Asst. Secretary
Walt Chossek	Director-Finance
Tom Christianson	Director Advanced Business Services
Barbara Courtney	Director Mutual Fund Accounting
Dennis Darland	Asst. Director DI Benefit
Mark Diestelmeier	Asst. General Counsel & Asst. Secretary
Dave Dorshorst	Director Field Services and Support
John E. Dunn	Asst. General Counsel & Asst. Secretary

James R. Eben	Asst. General Counsel & Asst. Secretary
Cheryl Flanders	Compliance & QA Consultant
Carol Flemma	Director-IPS Bus Development/Comm
Don Forecki	Director Investment Operations
James C. Frasher	Asst. General Counsel & Asst. Secretary
John Garofani	Asst. General Counsel & Asst. Secretary
Sheila Gavin	Asst. General Counsel & Asst. Secretary
Don Gehrke	Director-Inv Client Services
Tim Gerend	Asst. General Counsel & Asst. Secretary
Wally Givler	Vice President Investment Accounting
Kevin M. Gleason	Asst. General Counsel & Asst. Secretary
Bob Gleeson	Vice President & Medical Director
C. Claibourne Greene	Asst. General Counsel & Asst. Secretary
Tom Guay	Vice President Underwriting Standards
Greg Gurlik	Director Long Term Care Product Development
Wayne Heidenreich	Medical Director
Gary Hewitt	Vice President & Treasurer
Patricia Hillmann	Director-Annuity Customer Service
Mark W. Humphrey	Director-Architecture Construction Environmental Services
Sharon A. Hyde	Asst. Director Disability Benefit
Elizabeth Idleman	Asst. General Counsel & Asst. Secretary
Todd Jones	Asst. Director- IPS Finance
David B. Kennedy	Asst. General Counsel & Asst. Secretary
Mollie Kenny	Regulatory Consultant
Don Kiefer	Vice President Actuary
James Koelbl	Asst. General Counsel & Asst. Secretary
Abim Kolawole	Asst. General Counsel & Asst. Secretary
Robert Kowalsky	Vice President & Chief Architect
Carol L. Kracht	Vice President, Deputy General Counsel & Investment Counsel
Pat Krueger	Director Annuity Customer Service
Todd Kuzminski	Director Investment Accounting
Donna Lemanczyk	Director-Investment Closing
Elizabeth Lentini	Asst. General Counsel & Asst. Secretary
Sally J. Lewis	Asst. General Counsel & Asst. Secretary
James Lodermeier	Senior Actuary
George R. Loxton	Asst. General Counsel & Asst. Secretary
Cindy Lubbert	Asst. Director-DI Underwriting
Dean Mabie	Asst. General Counsel & Asst. Secretary
Jon Magalska	Actuary
Steve Mannebach	Director Field Management Development
Anthony C. Marino	Asst. General Counsel & Asst. Secretary
Jeff Marks	Director Special Projects
Steve Martinie	Asst. General Counsel & Asst. Secretary
Ted Matchulat	Director Product Compliance
Allan McDonnell	Director-Order Entry Desk/Retail Svc
James L. McFarland	Asst. General Counsel & Asst. Secretary
Patrick McKeown	Investment Research Consultant
Larry S. Meihsner	Asst. General Counsel & Asst. Secretary

Bob Meilander	Vice President Corporate Actuary
Christopher Menting	Asst. General Counsel & Asst. Secretary
Richard E. Meyers	Asst. General Counsel & Asst. Secretary
Joanne Migliaccio	Director Field Services and Support
Michael Mihm	Asst. Director-IPS Field Consulting
Lynn Milewski	Director Annuity New Business
Daniel Moakley	Asst. General Counsel & Asst. Secretary
Jill Mocarski	Medical Director
Karen Molloy	Director Banking & Cash Management
Diane Moro-Goane	Director Marketing Materials Review
Scott J. Morris	Asst. General Counsel & Asst. Secretary
Jennifer W. Murphy	Asst. General Counsel & Asst. Secretary
Tim Nelson	Director Market Conduct
David K. Nelson	Asst. General Counsel & Asst. Secretary
Mary S. Nelson	Asst. General Counsel & Asst. Secretary
Jeffrey Niehaus	Director-Business Retirement Markets
Kathy Oman	Director-IPS Projects and Planning
Timothy Otto	Asst. General Counsel & Asst. Secretary
Art Panighetti	Vice President Tax
Randy M. Pavlick	Asst. General Counsel & Asst. Secretary
David W. Perez	Asst. General Counsel & Asst. Secretary
Judith L. Perkins	Asst. General Counsel & Asst. Secretary
Pete Peterson	Director Long Term Care Administration
William C. Pickering	Asst. General Counsel & Asst. Secretary
Nora M. Platt	Asst. General Counsel & Asst. Secretary
Harvey W. Pogoriler	Asst. General Counsel & Asst. Secretary
Randy Powell	Medical Director
Dave Remstad	Vice President Specialty Markets
Tom Richards	Vice President Agency Development
Dan Riedl	President NMIS
Kathleen M. Rivera	Vice President and Deputy General Counsel
Bethany Rodenhuis	Vice President Audit
Tammy Roou	Asst. General Counsel & Asst. Secretary
Matt Sauer	Director-IPS Compensation
Linda Schaefer	Director-Special Investigative Unit
Thomas F. Scheer	Asst. General Counsel & Asst. Secretary
Jane Ann Schiltz	Vice President Business Markets
Kathleen H. Schluter	Vice President & Tax Counsel
Sue Schmeidel	Director Field Development
Rodd Schneider	Asst. General Counsel & Asst. Secretary
Catherine L. Shaw	Asst. General Counsel & Asst. Secretary
Sherri Shickert	Director Policyowner Services
David Silber	Asst. General Counsel & Asst. Secretary
Stephen M. Silverman	Asst. General Counsel & Asst. Secretary
Mark W. Smith	Associate General Counsel & Asst. Secretary
Warren Smith	Assistant Director-Architecture
Diane Smith	Assistant Director Policyowner Services
Richard Snyder	Director-Mutual Fund Prod
Steve Sperka	Director DI Benefits

Karen Stevens	Asst. General Counsel & Asst. Secretary
Steve Stone	Director IS Finance
Brenda J. Stugelmeyer	Asst. General Counsel & Asst. Secretary
Cheryl Svehlek	Director-Administration
Rachel Taknint	Vice President, Department Planning and Operations & Associate General Counsel
Paul Tews	Director Investment Planning
Kellen Thiel	Director-Managed Products
Derek Tyus	Director of Strategic Analysis & Planning
Mary Beth Van Groll	Vice President Information Systems
Natalie Versnik	Director Policyowner Services
Andy Ware	Vice President Actuary
Joel Weiner	Medical Director
Catherine A. Wilbert	Asst. General Counsel & Asst. Secretary
Don Wilkinson	Vice President Agency Administration
Jeff Williams	Director Compliance Risk Management
Brian Wilson	Director-IPS National Sales
John Wilson	Director Long Term Care Sales Support
Robert Wright	Director-Affinity Funds
Catherine M. Young	Asst. General Counsel & Asst. Secretary
Terry R. Young	Asst. General Counsel & Asst. Secretary
Rick Zehner	Vice President Life Products
Patti Zimmermann	Director Investment Technology & Development
Philip Zwieg	Vice President Information Systems

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c)	state the name and address of each trustee and each custodian of registrant.

Not Applicable.

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public.	No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.	Not Applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities.	Yes.

(d) State whether registrant has any securities currently issued and outstanding.	No.

(e)       If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning more 10 percent or more of registrant’s outstanding voting securities.

Not Applicable.

Item 10. State the current value of registrant’s total assets.	Zero.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.	No.

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.	Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be signed on behalf of the registrant in the City of Milwaukee, and State of Wisconsin, on the 26th day of July, 2006.

Signature:

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II (Registrant)

		By:	THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ JOHN E. DUNN	By:	/s/ MERIDEE J. MAYNARD
	John E. Dunn, Vice President and Investment Products and Services Counsel		Maridee J. Maynard, Senior Vice President (Life Product)